Securities and Exchange Commission
                           Washington, D. C.  20549

                               _______________

                                 Form 10-SB/A
                               Amendment No. 2
                               ________________

                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                          OF SMALL BUSINESS ISSUERS
     Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                         Commission File No.  0-27119

                              MEDI-HUT CO., INC.
                (Name of Small Business Issuer in its charter)

            Delaware                       222-436-721
(State of incorporation)           (I.  R.  S.  Employer Identification No.)


                             1935 Swarthmore Ave.
                          Lakewood, New Jersey 08701
                                (732) 901-0606

         (Address and telephone number of principal executive offices and principal place of business)


         Securities registered pursuant to Section 12(b) of the Act:

                                     None
                               ________________

         Securities registered pursuant to Section 12(g) of the Act:

                        Common Stock, par value $.001
                                Title of class

                          FORWARD LOOKING STATEMENTS

     In this registration statement references to "Medi-Hut" "we," "us," and "our" refer to Medi-Hut Co., Inc.

     This Form 10-SB contains certain forward-looking statements   For this
purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within Medi-Hut's control. These factors include but are not limited to economic conditions generally and in the industries in which Medi-Hut may participate; competition within Medi-Hut's chosen industry, including competition from much larger competitors; technological advances and failure by Medi-Hut to successfully develop business relationships.

                           DESCRIPTION OF BUSINESS

Business Development

     Indwest, Inc. was incorporated in the state of Utah on August 20, 1981 as Gibraltor Energy. Gibraltor Energy effected several name changes over the years: Gibraltor Group in 1986, Computermall of Philadelphia, Inc., in 1987, Steering Control Systems, Inc. in late 1987 and Indwest, Inc. in 1995.
Indwest did not have operations since its inception. Medi-Hut Co., Inc. was incorporated in the state of New Jersey on November 22, 1982 and was involved in the business of selling wholesale medical supplies ("Medi-Hut, New Jersey").

     On January 28, 1998 Medi-Hut, New Jersey entered into an Agreement and Plan of Reorganization with Indwest. Indwest was the surviving corporation of the merger and changed its name to Medi-Hut Co. Inc., a Utah corporation ("Medi-Hut, Utah"). Pursuant to the merger agreement, the directors and officers of Indwest resigned and the management of Medi-Hut, New Jersey filled the vacancies, and the former shareholders of Medi-Hut, New Jersey obtained 55.4% of the voting power.

     On February 2, 1998 Medi-Hut Co., Inc. was incorporated in the state of Delaware. On February 27, 1998, Medi-Hut, Utah completed a change of domicile merger with Medi-Hut. We currently are a Delaware corporation holding a Certificate of Authority to do business in the state of New Jersey.

Our Business

     We private label insulin syringes, condoms, alcohol prep pads, hot and cold packs, and over-the-counter drugs through various suppliers. We hold a patent for a passive device safety syringe and in June of 1995 we received a 510(k) Food and Drug Administration (the "FDA") approval to market our patented Autoblock Safety Syringe (the "Autoblock Syringe"). (See, "Product Development," below.) In April of 1999 we introduced our own "Elite" brand of medical supplies and in September of 1999 we launched our Tru-Choice brand of over-the-counter drugs ("Tru-Choice drugs"). We sell our products through drug wholesalers who then sell the products to pharmacies and through mail order.

Principal Products.

     During our fiscal year 1998, approximately 32% of our revenues come from our alcohol prep pads. These alcohol preps complement our syringe product line because they are primarily used as a topical antiseptic, anti-infective prior to administering injections. Each soft, absorbent, non-woven pad is impregnated with 70% isopropyl alcohol, USP. Our alcohol preps are made under strict quality control guidelines in the United States. We produce our alcohol preps in two sizes and package them 100 or 200 per box.

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

     Our condoms are made of natural rubber latex and are silicone lubricated with a reservoir tip. Our latex condoms are made to exacting specifications, with each condom electrically tested for holes during the manufacturing process, dimensional checks are performed and leak tests using water are also conducted. Our condoms are manufactured in Korea at a plant that is ISO 9002 approved and then our condoms are tested by the FDA prior to entering the United States marketplace. (See, "Government Regulation," below.) Our condom sales accounted for approximately 24% of our revenues during the fiscal year 1998. The FDA recently adopted a requirement that each individually wrapped condom have a lot number and expiration date. We have been using lot numbers and expiration dates on our condom packages for the last ten years. We have not had any recalls or product complaints regarding our condoms.

     Our medical products, which include our insulin syringes, hot and cold packs, gauze, and paper products accounted for approximately 43% of our revenues during fiscal year 1998. A further breakdown shows 16% of revenues came from sales of syringes. No insulin syringes were sold during the 1998 fiscal year.

     Our hot and cold therapy pack can be stored in a freezer for instant cold therapy, or can be heated for heat therapy. Our hot and cold therapy pack uses a non-toxic gel that naturally produces moist heat and has a soft non-woven cover. When kept in the freezer for instant cold therapy the pack remains flexible to mold to any area of the body. The pack can be heated using a microwave, conventional oven or hot water. Our pack can be used over and over again and remains effective for up to forty-five minutes and, we believe, provides superior value over limited use or disposable packs. Our packs are manufactured in the United States by Packaging Electronics and Device Corporation, the company who holds the patent for our hot and cold packs.

     Our syringes are manufactured at an ISO 9002 facility in Korea. Our insulin syringes are designed and calibrated specifically to allow precise measurement of small amounts of insulin. Insulin syringes are longer and slimmer than standard hypodermic syringes, have a maximum capacity of 1 milliliter, and are calibrated in biologically active insulin "units." Insulin syringes are also designed to eliminate the amount of dead space in the syringe tip to ensure that the full measured dose is injected.

     In September of 1999 we launched our Tru-Choice drugs product line. This product line includes pseudoephedrine, acetaminophen, ibuprofen, calcium antacid, calcium carbonate, chlorpheniramine, aspirin, diphenhydramine, simethicone and senna laxative. We have sold over $190,000 of these drug products since their release.

Distribution

     Our existing products are sold through large drug wholesale chains in the United States who then sell them through pharmacies and mail order. We do not use a large sales force. We conduct our sales to wholesale distributors from our office located in Lakewood, New Jersey. We use three employees who contact the wholesalers by telephone or make periodic visits. Once we have made a sale to a wholesaler, we place a purchase order with one of our third-party suppliers. Usually, the purchase order provides shipping instructions to the third-party supplier for delivery of the product to the wholesaler. In the event the product is not shipped by the third-party supplier, we have the product delivered to our warehouse and then ship it directly from our warehouse inventory to the wholesaler.

     Our policy is to have at least 80% of a product in inventory prior to generating a purchase order for the product. We carry a one month inventory of products which are warehoused at the third-party manufacturer or assembly facilities we use. Our customary business practice is for our large buyers to place purchase orders several months in advance. This allows us to notify our third-party suppliers in advance of needed product. All sales are on thirty
(30) day credit. Returned merchandise is minimal due to the vigorous tests that our products endure prior to shipment.

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


Principal Suppliers and Customers

       We purchase products internationally from FDA registered and ISO 9002 approved medical device facilities, as well as, manufacturers here in the United States. We rely on four suppliers of our products. Calatex, Inc., located in California, produces our condoms. H & P Industries, located in Wisconsin, manufactures our alcohol preps and is currently in the process of re-tooling its machines to increase its capacity. Shina Corporation, located in Seoul, Korea, manufactures our syringes. Advanced Pharmaceutical, Inc. produces our Tru-Choice drugs.

     Banta Health Care Products, Inc., located in Michigan, produces our miscellaneous paper products. We have teamed up with Packaging Electronics and Device Corporation for production of our hot & cold packs. Packaging Electronics and Device Corporation holds the patent to the hot and cold pack we sell and allows us to distribute and use our Elite brand label on their unique product. We are dependent upon these suppliers and the loss of any one of these suppliers would have a material adverse effect on our operations. However, we believe any of our suppliers could be replaced within sixty (60) days.

     Our ordinary course of business is to place a purchase order with our third-party suppliers when we want to order product. We do not enter into long term formal contracts with our third-party suppliers in regards to the private brand labeling or manufacture of our products. However, we do require such third-party suppliers to agree not to disclose confidential information regarding the identity of our customers to third parties, to not directly or indirectly compete with us, nor to contact our customers. We also require the third-party supplier to agree to follow our delivery instructions in the purchase order.

     During the last three fiscal years our total number of customers has been 42, 38 & 35, respectively. We do not enter into formal long term agreements with our customers. (See the "Distribution" section, above for a description of our arrangements with our customers.) During our fiscal year 1997 we relied on one major customer, Rugby Watson Pharmaceuticals, who purchased primarily insulin syringes, condoms and alcohol preps for approximately 50% ($549,157) of our aggregate sales. In 1998 we relied on three major customers for 80% ($620,361) of our aggregate sales, Rugby Watson Pharmaceuticals (45.8%), Darby Drug Company (19.9%), and Oxbrook Marketing (13.7%). These sales were primarily condoms and alcohol preps. The loss of any one of these customers would have a material adverse effect on our results of operations. For example, during our fiscal year 1998 we lost a major customer account and that loss resulted in approximately a 32.4% decrease in revenues which resulted in a net loss of $45,997 for fiscal year 1998.

Product Development.

     We are committed to search out and develop safety products for the health care profession and to supply the consumer with quality medical products for a reasonable price. We incurred approximately $32,201 in research and development costs during 1995 for FDA registration and patent protection of our Autoblock Syringe. We have not had any other research and development costs since that time.

       Our Elite brand Autoblock Syringe is our newest product. Safety syringes are defined as those products that incorporate features designed to safely cover the sharp needle with minimal effort and danger to the user by preventing accidental needle sticks. There are two types of anti-stick syringes: 1) Active device - this product demands that the user in some way make a physical movement to activate the device after the injection and prior to disposal; 2) Passive device - this product activates automatically after injection and should be designed not to interfere with the normal injection procedure.

     Our Autoblock Syringe is a passive device which had a 90% acceptance rating in its clinical evaluations. The Autoblock Syringe incorporates a transparent sleeve into which the needle will automatically retract after use. Unlike the anti-stick syringes that are now in the marketplace, our Autoblock Syringe can be activated using a one hand technique. We believe our Autoblock Syringe will decrease accidental needle sticks of medical service providers. (See, "Managements' Discussion and Analysis - Results of Operations," below.)

     We have not started production of the Autoblock Syringe, but in October of 1999 we entered into a letter of intent and are currently negotiating the production of the Autoblock Syringe in a FDA registered and ISO 9002 approved facility in Korea. We anticipate that the Autoblock Syringe will be manufactured using sophisticated, patented, high-tech machinery which will allow production of a precise quality product. Management expects the $1 million raised in the August 1999 private placement to be adequate to fund such production. Based on timely completion of the required assembling machines, we expect to start production of the Autoblock Syringe in late 2000. We intend to contract out the manufacture of the Autoblock Syringe at least for the first 18 months so that we can enter the marketplace in an orderly and timely manner. We expect to market our Autoblock Syringe through hospital distributors that will handle the selling, in house training of users, warehousing and distribution of this product.

Competition

     Our markets are dominated by a few established companies which have been in the market for several years and we believe the selling prices of our products have become well established. The primary factors which allow us to remain in the market is the price and quality of our products. During the past seventeen years we have continued to operate in our markets even though we believe we have less than a 1% share of such markets.

     We compete with established companies such as The Kendall Corporation which dominates the health profession alcohol preps market and Becton Dickinson which dominates the consumer market for alcohol preps. The condom market is dominated by Carter Wallace, Inc. (Trojan) and Durex Consumer Products, Inc., a division of London International Group, Inc. (Sheik). 3M and Becton Dickinson lead the hot and cold pack market. Becton Dickinson dominates the insulin syringe market with 78% of the market and Sherwood Medical has approximately 20% share and the remainder of manufacturers have less than a 4% share.

     We maintain our competitive stance by offering a quality product for less money. We believe our products are priced lower than products sold by the market leaders, which allows our third party wholesalers to realize greater profits. We price our products based upon available data regarding the selling prices of products being sold by the established companies in our markets. Based on that data, management establishes a price for a product which is lower than the price of the established company's product.

     Our alcohol preps are essentially identical to other alcohol preps in the market and are currently priced 16.6% less per box than those sold by The Kendall Corporation. Our condoms are subjected to a battery of tests before they are released on the market and during the past ten (10) years we have not had a recall or product complaint. Our condoms are currently priced 71.7% less per dozen than comparable Carter Wallace condoms. We have also used lot numbers and expiration dating on the packaging of all of our condoms for several years before it was required by the FDA. When the need for a latex warning was deemed necessary by the FDA, we were one of the first companies to comply with the law.

     The market for insulin syringes is unique because this type of syringe is used in a non-professional setting, namely diabetic patients. We believe our syringe meets the needs of the diabetic patient because it is easy to read and has a needle that is sharp enough to allow for a comfortable injection. We also use packaging similar to the market leader Becton Dickinson, but currently price our insulin syringes 54.8% less per box than Becton Dickinson.

     We have teamed up with Packaging Electronics and Device Corporation for the production of our hot and cold packs. Packaging Electronics holds the patent for our particular hot and cold pack and, therefore, produces a unique product at what we believe is a competitive price. Our hot and cold pack incorporates a soft non-woven fabric that surrounds a non-toxic gel and can be reused again and again. Our hot and cold pack currently cost approximately $1.00 more than hot and cold packs sold by 3M. However, the 3M product is not identical to our product because it uses a plastic covering with a disposable outer cover.

     The safety syringe market is dominated by Becton Dickinson and Sherwood Medical. Both of these companies manufacture an active device which requires two hands and activates manually after the injection. Our Autoblock Syringe can be activated using a one hand technique. We expect to price this product lower than our competitors. Retractable Technology, a Texas Corporation, has entered the market place recently with a passive device similar to our Autoblock Syringe. However, we intend to price our Autoblock Syringe approximately 15% less than this competitor's passive syringe device.

Trademark, License and Intellectual Property

     Our Autoblock Syringe holds United States Patent No. 5,562,626, issued October 8, 1996. We believe that this patent is of material importance to the future growth of our business because of the anticipated growth in the safety syringe markets. The Autoblock Syringe is classified as a passive anti-stick safety syringe and is one of the few that can be activated with the ease of use of a normal plastic disposable syringe. We also hold the FDA 510 (k) #K933569 which allows us to assign the manufacturing rights of the Autoblock
Syringe.  (See, "Government Regulation," below.)    The 510(k) is listed as an
initial distributor of a Class II Special Controls device. We do not have any licenses, franchise or concessions agreements in place for this product at this time. We believe our future success will depend, in part, on our ability to protect our Autoblock Syringe patent and to launch full scale manufacturing of these syringes. However, if a third party infringes upon our patent we could expend substantial costs in its protection.

Government Regulation

     Our medical products are subject to regulation by the federal FDA and various other federal and state agencies as well as by a number of foreign governmental agencies. Our third-party manufacturers are primarily responsible for our products meeting these regulations. We believe they are in compliance in all material respects with the regulations based on the fact that our third-party manufacturers are FDA registered and their products meet FDA standards. Compliance with these regulations has not had, and is not expected to have, a material adverse effect on our business.

     The companies in the United States that manufacture our products must be registered with the FDA. Our contract manufacturers must comply with an FDA registration process and are subject to random and unannounced on-site FDA periodic inspections. Our foreign suppliers finished products are analyzed and tested by the FDA either once the product enters the United States, or when it is taken off the shelf of a pharmacy or hospital. Our third party manufacturers are responsible for education of their employees regarding FDA requirements and receive all changes of rules applicable either to product compliance or good manufacturing procedures as announced in the Federal Register. We notify our suppliers of changes that we deem necessary or we are aware of that are being discussed within the governmental agencies. By keeping our third party manufacturers informed we help them remain on the cutting edge of governmental changes in laws.

     We filed a Section 510(k) notification of intent to market our Autoblock Syringe and on March 14, 1995 the FDA granted approval to manufacture and market the Autoblock Syringe in the United States. This 510(k) approval is not FDA approval of the Autoblock Syringe, but approval to market the syringe. The purpose of a 510(k) is to demonstrate that the medical device is substantially equivalent to a legally marketed device that was or is currently on the United States market. A device is substantially equivalent if, in comparison to a legally marketed device it (a) has the same intended use as a legally marketed device and has the same technological characteristics as such device or (b) has the same intended use as such device; and has different technological characteristics that have to be proved safe.

     In the case of our Autoblock Syringe, we were required to perform a clinical evaluation study to prove that the Autoblock Syringe, as intended for use, was similar to devices on the market that had no spring activation. We then met with the FDA after the clinical evaluation. The FDA inquired about the number of syringes used in the evaluation and where in the hospitals the evaluations were located. After this meeting the FDA granted the 510(k) without further inquiry.

     Our FDA registration is listed as an initial distributor. If, and when we decide to manufacture the Autoblock Syringe through another FDA registered manufacturer or manufacture the Autoblock Syringe in-house, we will, if necessary, register the manufacturer, or we will register Medi-Hut itself as a manufacturer. After

]registration with the FDA, the FDA will inspect the facility for compliance with the general controls. The general controls provisions require annual registration, listing of devices, good manufacturing practice, and labeling. It also prohibits misbranding and adulteration. The Autoblock Syringe is classified as a Class II, Special Controls device which is subject to additional controls. If the FDA has questions at the time of an inspection, we will have a reasonable time to answer and comply with the necessary governmental concerns.

     We purchase product from international suppliers who we require to be ISO 9002 approved. ISO 9002, the International Quality System Standard, is a quality assurance program with a principle focus on management responsibility, planning, monitoring, corrective action, and documentation. These principles are applied to the production and the installation aspects of a business. ISO 9002 applies in situations when:
     a) The specified requirements for product are stated in terms of an established design or specification, and
     b) Confidence in product conformance can be attained by adequate demonstration of a supplier's capabilities in production, installation and servicing.
An ISO 9002 facility uses procedures that include management, quality plans, contracts, document/data, purchasing, traceability, process control, correct/prevent, storage/handle, quality records, auditing, training, servicing, and statistics.

Employees

     We have three employees, two of which are directors and officers.

Reports to Security Holders

     We are required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We must file annual, quarterly and other reports with the Securities and Exchange Commission (the "SEC"). We also are be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish an annual report with audited financial statements to our stockholders.

Available Information

     Copies of this registration statement may be inspected, without charge, at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C. 20549 and at the Northeast Regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. Copies of this material also should be available through the Internet by using the SEC's EDGAR Archive, the address of which is http://www.sec.gov.

     We currently use an investor relations firm, Columbia Financial Group, ("Columbia Financial") and interested persons may call at (888) 301-6271. On June 1, 1999 we entered into a second consultant agreement with Columbia Financial. Columbia Financial provides consulting and services for investor relations, public relations, publishing, advertising, fulfillment, as well as, Internet related services. Columbia Financial provides such services for a term of twelve (12) months for a set fee. Columbia Financial has agreed to accept 500,000 common warrants, which expire June 2, 2002, in consideration for its services. None of the warrants have been exercised as of the date of this filing. We have recorded $18,790 for such consulting expenses as of July 31, 1999. We do not reimburse Columbia Financial for expenses incurred for its services. Either party may terminate the agreement with 60 days written notice with certain conditional repayments. Columbia Financial Group has also entered into an agreement on our behalf with Internet Stock Market Resources for dissemination of our company information to its subscribers.


                    MANAGEMENT'S DISCUSSION AND ANALYSIS

     Medi-Hut is in the business of selling wholesale medical supplies through drug wholesalers. We realize revenue when products are shipped and title passes to our wholesalers. Our inventory consists of finished products which are warehoused at the third-party manufacturer's or supplier's facility or when necessary at our own warehouse. Revenue is net of returns, which have historically been less than 2% of gross sales. Costs of sales

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primarily consist of the cost of the products purchased from third-party
vendors and shipping costs.   Selling, general and administrative expenses
include employee salaries and benefits, employee travel expenses, advertising, office expenses and occupancy costs. Our fiscal year ends on October 31 and the interim period used in these discussions is the nine month period ended July 31, 1999.

Merger Treatment

     In an arms length transaction in February of 1998, Medi-Hut, New Jersey became a public company by completing a merger with Indwest, Inc., a publicly traded company seeking a merger candidate. Pursuant to the merger agreement, Indwest issued 4,295,000 of its common shares to twenty shareholders of Medi-Hut, New Jersey in exchange for 100% of the outstanding shares of that company. Indwest was the surviving entity and changed its name to Medi-Hut Co., Inc. ("Medi-Hut, Utah"). As a result of the merger Medi-Hut, Utah acquired the business operations, products and assets of Medi-Hut, New Jersey.


     The merger was structured as a tax free stock-for-stock exchange according to Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended. For accounting purposes, the merger was treated as an acquisition of Indwest by Medi-Hut, New Jersey, and a recapitalization of Medi-Hut, New
Jersey.   Based on stockholders' equity Indwest issued shares valued at $2,029 to Medi-Hut's shareholders and Medi-Hut's shareholders retained a $51,560 interest in the combined entity which was valued at $93,079. As a result of the merger, the former shareholders of Medi-Hut, New Jersey held 55.4% of Medi-Hut, Utah's outstanding common shares. Immediately after the merger, affiliates held 5,419,789 common shares and non-affiliates held 2,326,011 common shares.

     Subsequently, Medi-Hut, Utah changed its domicile from Utah to Delaware. Indwest had no operations since inception and the surviving corporation's operations are entirely those of the former and new Medi-Hut.
Liquidity and Capital Resources

     In over seventeen years of business, the former and new Medi-Hut has had adequate cash flows to operate business activities. We have required little short term debt financing and management expects with the introduction of our new product lines, we will meet our present requirements for working capital and capital expenditures for at least the next twelve months. However, if we decide to build our own manufacturing facility, additional funds will be required. We have funded our cash requirements primarily through revenues and sales of our common stock. As of July 31, 1999 we had $70,894 in cash with total current assets of $345,649. We had current liabilities of $89,268 resulting in a positive net worth of $256,381. We posted an operating loss of $117,168 for the nine month interim period ended July 31, 1999. We posted current assets of $432,881 at the end of fiscal year 1998 with 47.3% of that sum represented by accounts receivable. The accounts receivable amount reflected the sale of condoms to a new account in the last month of the fiscal year.

     A summary of our audited balance sheets for the years ended October 31, 1998 and 1997 and our unaudited balance sheet for the nine month interim periods ended July 31, 1999 and 1998 are as follows:

                         Years Ended October 31, Interim Period Ended July 31,
                           1997          1998       1998            1999
                         ----------- ----------- ------------ -------------
Cash/Cash Equivalents    $  116,144  $  167,920  $   210,136  $     70,894
Current Assets              189,085     432,881      501,690       345,649

Total Assets                220,045     462,201      531,781       374,295

Total Current Liabilities   133,743      83,506      128,446        89,268

Total Stockholder's Equity   86,302     378,695      403,335       285,027
Total Liabilities &
  Stockholder Equity        220,045     462,201      531,781       374,295

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


     Net cash used for our operating activities was $235,718 for the 1998 fiscal year, compared to $26,164 net cash provided by operating activities for 1997. We recorded $120,682 net cash used by operating activities for the nine month interim period ended July 31, 1999. The net loss posted for fiscal year 1998 was primarily due to decreased revenues. As of October 31, 1998, our principal commitments consisted of office and warehouse space. Future minimum lease payments are $36,080 through the year 2000 and our rent expenses have totaled $22,639 and $26,661 for fiscal year 1998 and 1997, respectively.

       During fiscal year 1997 net cash provided by financing activities was $37,695 and was provided by a $50,000 line of credit. During fiscal year 1998 net cash provided by financing activities was $289,390, and came primarily from sales of our common stock.

     We sold 27,000 common shares for $67,500 in January of 1998 and 500,000 common shares in June of 1998 for $225,000. While we received the stated amounts in consideration for those shares, we have revised the amounts stated in our financial statements to reflect the average high/low market price of the common shares on the date of issuance. We then applied a modest discount for any restrictions on resale and lack of marketability. The difference between the average high/low market price and issue price has been reflected as common stock dividend. As a result of these changes, we posted a constructive dividend of $25,650 for the January 1998 issuance and $578,000 for the June 1998 issuance.

     In August of 1999 we raised $1,000,000 from the sale of 2,200,000 common shares, which we intend to use to commence the production of our Autoblock Syringe.

     According to the line of credit agreement for $50,000 PNC Bank, N.A. has agreed to make loans at 2% above the prime interest rate. This credit line was renewed in August of 1999 and expires in August of 2000. We also had a $150,000 revolving line of credit we obtained in October of 1997. Pursuant to the agreement, PNC Bank, N.A. agreed to make loans to us at 3% above the prime interest rate. This line of credit expired on October 10, 1999. Both lines of credit were secured by all the assets of Medi-Hut and personal guarantees of our executive officers. As of the fiscal years ended 1998 and 1997 there was $39,195 and $37,695 outstanding, respectively, on the $50,000 line of credit. As of July 31, 1999 the amount outstanding was $39,651. We had a $0 balance on the $150,000 credit line at the end of both fiscal years.

     On October 4, 1999, we received preliminary approval from the New Jersey Economic Development Authority for $5.75 million in financial assistance to build a Autoblock Syringe manufacturing facility in New Jersey. However, the New Jersey Authority may not be able to allocate tax-exempt private activity bonds if it receives financing requests which exceed its private activity bond caps or if it determines that other projects should have priority over Medi-Hut's project. We are awaiting their final decision.

     If additional funds are needed for our future growth, we can not assure that funds will be available from any source, or, if available, that we will be able to obtain the funds on terms agreeable to us. The acquisition of funding through the issuance of debt could result in a substantial portion of our cash flows from operations being dedicated to the payment of principal and interest on the indebtedness, and could render us more vulnerable to competitive and economic downturns.

     Any future securities offerings will be effected pursuant to applicable exemptions under federal and state laws. The purchasers and manner of issuance will be determined according to our financial needs and the available exemptions. At this time we have not decided to offer securities and, accordingly, have not determined the type of offering or the type or number of securities which we might offer. We have no plans to make a public offering of our common stock at this time. We also note that if we issue more shares of our common stock our shareholders may experience dilution in the value per share of their common stock.

Results of Operations

     The following table summarizes the results of our operations for the fiscal years ended October 31, 1998 and 1997 and for the nine month interim periods ended July 31, 1999 and 1998.

                           Years Ended October 31,    Interim Period Ended
                            1997         1998      July 31, 1998 July 31, 1999
                         ------------ ------------ ------------- -------------
Sales                    $ 1,165,565  $   779,537  $    609,005  $    544,491
Cost of Sales                818,573      552,173       432,621       392,903
Gross Profit                 346,992      227,364       176,384       151,588

Selling, General &
 Administrative Expenses     333,875      271,162       191,411       264,913

Operating Income (Loss)       13,117      (43,798)      (15,027)     (113,325)

Interest Income                1,328        2,126         2,348         1,779
Interest Expense              (4,205)      (4,000)       (2,625)       (3,082)
Provision for Income Taxes     3,650          325           175        (1,566)

Net Income (Loss)              6,590      (45,997)      (21,358)     (117,168)


NINE MONTHS ENDED JULY 31, 1999 AND 1998

     Total sales were down by 10.5% for the 1999 interim period compared to the 1998 interim period, while cost of sales remained relatively constant at 72.1% of total sales for the 1999 interim period compared to 70.8% for the 1998 interim period. Accordingly, gross profits decreased 14.0% from the 1998 interim period to the 1999 interim period, due to reduced sales.

     General and administrative expenses were 48.6% of total sales for the 1999 interim period compared to 31.4% for the 1998 interim period. Such expenses increased in the 1999 interim period primarily as a result of a $42,280 increase in officers salaries and an additional $18,790 attributed to consulting expenses. Our operating loss for the 1999 interim period was 20.8% of total sales compared to 2.4% for the 1998 interim period. Our net loss was 21.5% of total sales compared to 3.5% for the 1998 interim period. We recorded $0.014 loss per share for the 1999 interim period compared to $0.006 for the 1998 interim period. The 1999 interim period loss is primarily a result of increased expenses related to business operations and salaries and reduced sales.


YEARS ENDED OCTOBER 31, 1998 AND 1997

     Sales. Sales decreased $386,028 from fiscal year 1997 to 1998. This decrease in sales was a result of a decrease in sales of our private label insulin syringe. We lost a major account due to that company's change in ownership and the new management's decision to use a manufacturer who produced the syringe in the United States. The loss of this account represented approximately $375,000 in sales. As a result of the decrease in sales we posted an operating loss in 1998 of $43,798 compared to an operating income of $13,117 in 1997.

     Cost of Sales. Cost of sales remained relatively constant, approximately 70% of sales, for fiscal year 1997, 1998.

     Gross Profit. Gross profits decreased from 1997 to 1998, however, they were 29.7% and 29.1% of total sales, respectively. Management believes this amount of variation in a high volume, low margin industry is normal.

     Selling, General and Administrative. For fiscal year 1998, selling, general and administrative expenses decreased $62,713 from fiscal year 1997. The decrease in these expenses resulted primarily from a $55,630 decrease in officer and employee salaries and termination of the profit sharing plan in fiscal year 1998. In the future we expect to see an increase in our general and administrative expenses due to accounting and legal fees required for preparation of annual and quarterly reports which are required of a fully reporting company.

     Income Tax. We have approximately $32,000 available net operating loss carry forwards as of October 31, 1998. We may use these carry forwards to reduce our Federal taxable income and tax liabilities in future years. The carry forwards begin to expire October 31, 2012. As of July 31, 1999 we recorded $1,566 for corporate business tax.

     Net Income (Loss). We recorded a net loss of $45,997 or $0.008 per share for fiscal year 1998 compared to net income of $6,590, or $65.92 per share for the 1997 fiscal year.

     Management expects our Tru-Choice drugs and the Autoblock Syringe to provide new sources of revenue during fiscal year 2000. Management also anticipates increases in user demand for safety syringes as states and OSHA make regulatory changes requiring such devices. Currently, OSHA's Bloodborne Pathogens Standard, adopted December 6, 1991, requires methods be used in the workplace to eliminate or minimize employee exposure to blood or other potential infectious materials. (29 CFR 1910.1030(d)(2) (I-ii).) OSHA has recently requested information from health care providers to establish the need for further regulations. On November 5, 1999 OSHA announced new directives which did not establish new requirements, but reminded employers to use readily-available technology in safety and health programs. However, OSHA has not taken definitive action at this filing and we cannot assure that such regulations requiring the use of safety syringes will be established in the future. However, we believe that more medical care facilities are increasing their use of safer medical devices to avoid accidental needle sticks.

     Management believes the following factors will affect our future results of operations: 1) Maintenance of our market share due to pricing our quality products below our competitors prices; 2) continued concern of the public and government entities about sexually transmitted diseases; 3) changes in federal and state regulations which will require use of safety syringes by health care workers; and 4) continued multi-dose injection regimes for insulin users.

Quarterly Trends

     We do not anticipate experiencing seasonal fluctuations in our operations because sales of medical supplies is not seasonal in nature.

Year 2000 Compliance

     We completed a review of our computer systems and operations to determine the extent to which our business would be vulnerable to potential errors and failures as a result of the "Year 2000" problem. Year 2000 failures could result in system failures or miscalculations, causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, provide services or engage in similar activities. These failures, miscalculations and disruptions could have a material adverse effect on our business, operations and financial condition.

     We concluded, based on our review of our operations and computer systems, that our significant computer programs and operations will not be materially affected by the Year 2000 problem. Our computer systems include a personal computer using Write Plus software package. The computer calculates and produces our inventory, pricing, accounting and invoicing. We completed an in-house protocol check which demonstrated that the system was in full compliance. Due to the minimal computer hardware and software we use, we could modify or replace any programs that were not Year 2000 compliant at an insignificant cost. We did not expend any funds for Year 2000 compliance and do not expect to spend any additional funds for such compliance.

     Under a reasonably likely worst case scenario, our operations could experience accounting or billing errors and inventory miscalculations. As a contingency plan we placed purchase orders with our suppliers into the first quarter of 2000. We ordered these products under our current payment terms.

     We also made inquiries to our third-party suppliers to ascertain if they were Year 2000 compliant. Management was satisfied that two suppliers, H&P Industries and Calatex, Inc., were Year 2000 compliant.
      The remaining suppliers were making appropriate examinations and necessary upgrades to insure Year 2000 readiness.

     We and, to the best of our knowledge, our third-party suppliers and customers did not experience any disruptions to operations as a result of Year 2000. We did not expend any additional funds for the Year 2000, and to the best of our knowledge, neither did our principal suppliers and customers.


                                  PROPERTIES

     We lease 3500 square feet of office and warehouse space located in Lakewood, New Jersey. The leased premises are part of a 35,000 square foot industrial park. The term of the lease is for five years and will expire in February of 2000. We currently pay $2,025.21 per month, but the monthly rent payment is contingent upon increases in taxes, insurance and common area maintenance expense. We have the right to renew the lease for a period of five (5) years after the initial term and we may cancel the lease with a 90 days written notice to the landlord. We are currently negotiating a new lease with additional space to accommodate our anticipated growth.


                   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                            OWNERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of our outstanding common stock of; (i) each person or group known by us to own beneficially more than 5% of our outstanding common stock, (ii) each of our executive officers, (iii) each of our director's and (iv) all executive officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table below have sole voting power and investment power with respect to the shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 10,472,800 shares of common stock outstanding as of August 10, 1999.

     MANAGEMENT

                                   Common Stock Beneficially Owned
                                   --------------------------------
Name and Address of            Number of Shares of
Beneficial Owners              Common Stock           Percentage of Class
----------------------------   --------------------   -------------------

Joseph A.  Sanpietro                3,279,200               31.3  %
1935 Swarthmore Avenue
Lakewood, New Jersey 08701

Vincent J.  Sanpietro                 819,800                7.8   %
1935 Swarthmore Avenue
Lakewood, New Jersey 08701

Robert Russo                            5,000                 *    %
1935 Swarthmore Avenue
Lakewood, New Jersey 08701

All executive officers and
  directors as a group              4,104,000               39.2   %

*Less than one percent

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors, executive officers and key employees and their respective ages and positions with us are set forth below. Biographical information for each of those persons is also presented below. Our bylaws provide for a Board of Directors consisting of three directors. Our directors serve for terms of one year. Our executive officers are chosen by our Board of Directors and serve at its discretion. Joseph Sanpietro and Vincent Sanpietro are brothers.


Directors and Officers

     Name                    Age     Position Held
     ------------------    -------   -------------------
     Joseph A.  Sanpietro     49     President, Director
     Vincent J.  Sanpietro    52     Secretary, Director
     Robert Russo             40     Treasurer, Director

Joseph A. Sanpietro. President and Director of Medi-Hut since January 1998. Since 1982 Mr Sanpietro served as President of Medi-Hut, New Jersey. He graduated from Hofstra University in 1972, with a Bachelor of Science degree in chemistry and he continued his education at Seton Hall University with studies in chemistry and law. Mr. Sanpietro has had challenging careers with Cooper Laboratories, as a front line analytical chemist; Schering-Plough as an international analytical chemist leader where he was the youngest assistant manager with both BS and MS chemists reporting directly to him. Mr. Sanpietro was a project manager at Johnson & Johnson heading a multi-million dollar relocation startup project.

Vincent Sanpietro.  Secretary and Director of Medi-Hut since January 1998.
Mr. Sanpietro served as Secretary for Medi-Hut, New Jersey, since 1982. He graduated with a B.S. degree in Business Administration from New York Institute of Technology. He held managerial positions in Wells Recruiting Personnel and he was President of Focus Personnel, an Illinois Corporation. Mr. Sanpietro was also Vice President of Sales of Focus Medical Products, Inc.

Robert Russo. Treasurer and a Director of Medi-Hut since March 1998. He is the Managing Senior Partner of Koenig, Russo and Associates, LLC and has been employed with that firm since 1982. Mr. Russo graduated from Seton Hall University, New Jersey, with a degree in accounting and received his Masters in Business Administration in business finance. He has extensive experience in accounting, auditing, and business management. Mr. Russo has concentrated his work in the field of taxes, employee benefit programs, business, financial, estate and retirement planning. Mr. Russo is also a member of the New Jersey Society of Certified Public Accountants and the American Institute of Certified Public Accountants.


                            EXECUTIVE COMPENSATION

     Indwest, Inc.'s executive officers did not receive any cash compensation, bonuses, stock appreciation rights, long term compensation, stock awards or long-term incentive rights during the fiscal year 1998. The following table shows the compensation Medi-Hut, New Jersey paid to its executive officers during the most recent fiscal year ended October 31, 1998.

                          SUMMARY COMPENSATION TABLE


                                          Annual Compensation
                                          --------------------
                                      Fiscal             Other
Name and Principal Position    Year   Salary ($)  Bonus  Annual Compensation
----------------------------  ------  ----------  ------ -------------------

Joseph A. Sanpietro,
President                      1998   $ 83,940     0          0
and Director

Vincent J.  Sanpietro,
Secretary  and Director        1998     59,540     0          0


Robert Russo, Treasurer
and Director                   1998         0      0          0


Compensation of Directors

     We do not have any standard arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.

Employment Contracts

     We have not entered into employment contracts with our current executive officers. The entire Board of Directors, using their business judgment, determines the yearly salary for each officer. We believe the salaries paid to our executive officers are reasonable based on their experience and responsibilities.


                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     For the fiscal year 1998 and 1997 we paid $6,260 and $6,550 to Koenig, Russo & Associates LLC for the accounting services provided to us by Robert Russo, our Treasurer. Mr. Russo owns a 100% interest in Keonig, Russo & Associates LLC.


                              LEGAL PROCEEDINGS

     We are not a party to any proceedings or threatened proceedings as of the date of this filing.


                        MARKET PRICE FOR COMMON EQUITY
                       AND RELATED STOCKHOLDER MATTERS

     Our common stock is traded over-the-counter and quoted on the OTC NASDAQ Electronic Bulletin Board under the symbol "MHUT." The following table presents the range of the high and low bid prices of our stock as reported by the Nasdaq Trading and Market Services for each fiscal quarter for the last two fiscal years ending October 31 and the nine month interim period ended July 31, 1999. We had no market activity in our stock prior to February of 1998. Such quotations represent prices between dealers and may not include retail markups, markdowns, or commissions and may not necessarily represent actual transactions.

               Quarter Ended               High          Low
               -------------             --------       ------

               April 30, 1998               4.5          0.05
               July 30, 1998                3.375        0.9375
               October 31, 1998             1.125        0.28
               January 31, 1999             0.53125      0.125
               April 30, 1999               0.52         0.23
               July 31, 1999                1.03125      0.22

     There were approximately 298 stockholders of record as of August 10, 1999. We have not declared dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future.

Penny Stock

     Our shares will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock rule."
Section 15(g) sets forth-certain requirements for transactions in penny stocks and Rule 15g-9 (d) (1) incorporates the definition of penny stock that is found in Rule 3a51-1 of the Exchange Act.

     The SEC generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. If our shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. Accredited investors are persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

     For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have received the purchasers written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in our common stock and may affect the ability of shareholders to sell their shares.

OTC Bulletin Board Eligibility Rule

     In January of 1999, the SEC granted approval of amendments to the NASD OTC Bulletin Board Eligibility Rules 6530 and 6540. These amendments now require a company listed on the OTC Bulletin Board to be a reporting company and current in its reports filed with the SEC. As a result of this rule change we have voluntarily filed this registration statement in order to become a fully reporting company and maintain the listing of our common stock on the OTC Bulletin Board. The NASD eligibility rule requires that the SEC come to a position of no further comment regarding any Form 10 registration statement before the NASD considers a company compliant. We cannot assure that the SEC will come to such a position in regards to this registration statement prior to our phase-in-date of February 2000. According to the eligibility rule, if we are not in compliance at our phase-in date our common stock will be removed from the OTC Bulletin Board. In that event, we intend to move our listing to the National Quotation Bureau's Pink Sheets. This delisting may adversely affect the market, if any, in our stock.


                   RECENT SALES OF UNREGISTERED SECURITIES

     The following discussion describes all securities sold by us within the past three years without registration:

     On January 23, 1998, Indwest issued an aggregate of 1,751,251 common shares to twelve persons for $33,333 in costs paid for or on behalf of Indwest and for services rendered to Indwest in connection with the merger with Medi-Hut, New Jersey. The issuance of such shares was exempt from registration under the Securities Act of 1933 by reason of Section 4(2) as a private transaction not involving a public distribution. The twelve persons, had unrestricted access to detailed material information regarding Indwest due to personal relationships with Indwest's management.

     On March 2, 1998 we issued warrants to Columbia Financial Group to purchase 200,000 shares of our common stock at an aggregate exercise price of $775,000 in consideration for its public relations services. Such services were valued at $50,500. (See, "Description of Securities - Warrants," below.) The issuance of such warrants was exempt from registration under the Securities Act of 1933 by reason of Section 4(2) as a private transaction not involving a public distribution. Columbia Financial was provided the same kind of information regarding Medi-Hut as would be available in a registration statement.

     In March 17, 1998, we sold an aggregate of 27,000 common shares for $67,500 to eight persons. The issuance of such shares was exempt from registration under the Securities Act of 1933 by reason of Section 4(2) as a private transaction not involving a public distribution. The eight persons had unrestricted access to detailed material information regarding Medi-Hut due to personal relationships with Medi-Hut's management.

     On June 4, 1998, pursuant to Rule 504 of Regulation D, we sold 500,000 common shares to two accredited persons for $225,000. A 10% commission was paid for this offering. Such offering did not exceed the $1 million aggregate limitation for sales of securities pursuant to Section 3(b) for the prior twelve months.

     On June 1, 1999 we issued an aggregate of 500,000 warrants to Columbia Financial Group in consideration for its consulting and investor relations services as our public relations consultant. The warrants are exercisable upon issuance for a period of three years, ending June 1, 2003, with an aggregate exercise price of $437,500. Such services were valued at $26,625. (See, "Description of Securities - Warrants," below.) The issuance of such warrants was exempt from registration under the Security Act of 1933 by reason of Section 4(2) as a private transaction not involving a public distribution. Columbia Financial was provided the same kind of information as would be available in a registration statement regarding Medi-Hut.

     On August 4, 1999, we offered an aggregate of 2,200,000 common shares for $1,000,000 pursuant to Rule 504 of Regulation D. Five accredited investors purchased 2,200,000 common shares for the $1 million aggregate offering price A 10% commission was paid for this offering. Such offering did not exceed the $1 million aggregate limitation for sales of securities pursuant to Section 3(b) for the prior twelve months.

     In each of the private transactions above we believe that each purchaser
(i) was aware that the securities had not been registered under federal securities laws; (ii) acquired the securities for his/her/its own account for investment purposes of the federal securities laws; (iii) understood that the securities would need to be indefinitely held unless registered or an exemption from registration applied to a proposed disposition; and (iv) was aware that the certificate representing the securities would bear a legend restricting its transfer. We believe that, in light of the foregoing, the sale of our securities to the respective acquirers did not constitute the sale of an unregistered security in violation of the federal securities laws and regulations by reason of the exemptions provided under 4(2) of the Securities Act, and the rules and regulations promulgated thereunder.


                          DESCRIPTION OF SECURITIES

Common Stock

     We have 100,000,000 authorized common shares, par value $.001, of which 10,472,800 common shares are issued and outstanding. Each share of common stock is entitled to one vote at shareholders meetings. Our shares of common stock have no preemptive rights, conversion rights, no redemption or sinking fund provisions, and are not liable to further call or assessment. Each share is entitled to share ratably in any asset available for distribution to holders of equity securities upon the liquidation of Medi-Hut.

Preferred Stock

     Medi-Hut has not authorized or issued any preferred stock.

Warrants

     Pursuant to consulting agreements with Columbia Financial Group, (See, "Recent Sales of Unregistered Securities," above) we issued 200,000 common stock purchase warrants on March 2, 1998 which vested upon issue and expire on March 2, 2001. The exercise prices are for 50,000 shares at $3.00, $3.50, $4.00 and $5.00. On June 1, 1999 we granted 500,000 common stock purchase warrants which vested upon issue and expire on June 1, 2002. The exercise prices are for 125,000 shares at $0.50, $0.75, $1.00 and $1.25. The warrants remain outstanding as of July 31, 1999.


                  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Articles of Incorporation and bylaws do not provide for indemnification of our directors and officers. However, pursuant to Delaware General Corporate Law Section 145 we must indemnify a present and former director and officer of Medi-Hut who is successful on the merits or otherwise in defense of an action or claim. We will indemnify such person for actual and reasonable expenses incurred by such person only if we determine that such indemnification is authorized. Such determination will be based upon whether such person conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, the our best interests. In a criminal action the person must not have had a reasonable cause to believe his conduct was unlawful. We may advance expenses if the person provides a written affirmation that he will repay the advance if he is adjudged not to have met the standard of conduct. Also, we are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him.

                 CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS
                   ON ACCOUNTING AND FINANCIAL DISCLOSURES

     We have not had a change in or disagreement with our principal independent accountant during the past two fiscal years.


FINANCIAL STATEMENTS AND EXHIBITS

(a)     Financial Statements

     Medi-Hut Comparative Financial Statements for the period ended July 31, 1999 and 1998 (unaudited)

     Medi-Hut Co., Inc. Financial Statements ended October 31, 1998 (Restated) and 1997

(b)     Exhibits

Exhibit Number  Description

     2.1 Agreement and Plan of Reorganization between Indwest, Inc. and Medi-Hut Co., Inc, New Jersey, dated January 28, 1998 (filed August 23, 1999)

     3.1        Articles of Incorporation of Medi-Hut (filed August 23, 1999)

     3.2        Articles of Merger filed February 20, 1998 (filed August 23,
                1999)

     3.3        Articles of Merger filed February 27, 1998 (filed August 23,
                1999)

     3.4        Bylaws of Medi-Hut (filed August 23, 1999)

     10.1 Lease between Medi-Hut and Stamos & Sommers, LLC, dated December 12, 1997 (filed August 23, 1999)

     10.2       Form of Confidential Agreement (filed December 2, 1999)

     10.3 Line of Credit between Medi-Hut and PNC Bank, N.A. (filed December 2, 1999)

     10.4 Consultant Agreement between Columbia Financial Group and Medi-Hut, dated June 1, 1999 (filed December 2, 1999)

     27         Financial Data Schedule (see attached)
________________________

                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, who is duly authorized.

       3/17/00
Date: ______________               Medi-Hut Co., Inc.


                                     /s/ Joseph Sanpietro
                               By: ________________________________
                                   Joseph Sanpietro, President

                           Medi-Hut Co., Inc.
                       COMPARATIVE BALANCE SHEETS
                     July 31, 1999 and July 31, 1998


                                               July 31, 1999 July 31, 1998
                                               ------------- --------------
 ASSETS

 CURRENT ASSETS
    Checking account                           $      9,727  $      82,795
    Money market account                             61,167        127,341
    Accounts Recievable                             165,572        172,270
    Deferred Insurance                                5,173            858
    Prepaid Expenses- Current                        21,542         29,458
    Merchandise Inventory                            82,468         88,968
                                               ------------- --------------
 TOTAL CURRENT ASSETS                               345,649        501,690

 PROPERTY AND EQUIPMENT
    Furniture and Fixtures                           27,316         27,316
    Accumulated Depreciation(F&F)                   (27,316)       (26,921)
                                               ------------- --------------
 TOTAL PROPERTY AND EQUIPMENT                             0            395

 OTHER ASSETS
    Auto Lease Cap Reduction                          4,796          4,796
    Accum Lease Amort Charge                         (3,927)        (2,979)
    Patent                                           32,501         32,201
    Accum. Amort.-Patent                             (4,724)        (4,322)
                                               ------------- --------------
 TOTAL OTHER ASSETS                                  28,646         29,696
                                               ------------- --------------
 TOTAL ASSETS                                  $    374,295  $     531,781
                                               ============= ==============

 LIABILITIES AND EQUITY

 CURRENT LIABILITIES
    Accounts Payable                           $     49,275  $      80,041
    Fed. Witholding Tax Payable                           0              0
    Medicare tax payable                                 17              0
    State Witholding Tax Payable                        325              0
    Sales Tax Payable                                     0            709
    Line of Credit Payable                           39,651         47,696
                                               ------------- --------------
 TOTAL CURRENT LIABILITIES                           89,268        128,446

 EQUITY
    Capital Stock                                     8,273          8,273
    Additional paid in capital                      958,267        934,767
    Retained (Deficit) / Earnings                  (681,513)      (539,705)
                                               ------------- --------------
 TOTAL EQUITY                                       285,027        403,335
                                               ------------- --------------
 TOTAL LIABILITIES AND EQUITY                  $    374,295  $     531,781
                                               ============= ==============

          UNAUDITED

                              Medi-Hut Co., Inc.
                        COMPARATIVE INCOME STATEMENTS
            For The Periods Ended July 31, 1999 and July 31, 1998

                                         November 01, 1998 November 01, 1997
                                                  to                to
                                            July 31, 1999     July 31, 1998
                                         ----------------- -----------------
 SALES
    Sales                                         547,948           610,246
    Sales discounts                                (3,457)           (1,241)
                                         ----------------- -----------------
 Total SALES                                      544,491           609,005

 COST OF SALES
    BEGINNING INVENTORY                            38,739            24,558
    Purchases                                     441,443           489,164
    Purchases discounts                            (6,916)             (587)
    Freight In                                      1,520             3,552
    Ending Inventory                              (82,468)          (88,968)
    Freight out                                       585             4,902
                                         ----------------- -----------------
Total COST OF SALES                               392,903           432,621
                                         ----------------- -----------------
 Total GROSS PROFIT                               151,588           176,384

 GENERAL & ADMINISTRATIVE
    Advertising                                     2,300                 0
    Brochures & catalogues                            145               820
    Rubbish collection                                710               804
    Delivery Expense                                2,292             2,673
    Selling Supplies                                1,559             1,294
    Insurance - General                            19,598            15,724
    Legal & accounting                                337             3,125
    Business Promotion                                 76                 0
    Outside services                                2,500                 0
    Postage expense                                   132               303
    Repairs & Maintenance                               0               327
    Travel & entertainment                          7,365             1,337
    Salaries Officers                             119,660            77,380
    Salaries Office                                     0             3,240
    Salaries Warehouse                              9,900             8,200
    Accounting                                     14,825            19,285
    Bank Charges                                      171               194
    Burglar Alarm                                     403               502
    Cleaning                                          101                28
    Group Life Insurance                            1,354             1,468
    Heat, Light, And Power                          1,427             1,676
    Hospitilization                                11,756             9,259
    Insurance                                       1,754             4,788


   UNAUDITED

                              Medi-Hut Co., Inc.
                        COMPARATIVE INCOME STATEMENTS
            For The Periods Ended July 31, 1999 and July 31, 1998

                                         November 01, 1998 November 01, 1997
                                                  to                to
                                            July 31, 1999     July 31, 1998
                                         ----------------- -----------------

    Legal                                             494                 0
    Consulting Expense                             18,790                 0
    Licenses and Permits                              397               860
    Office supplies and expense                     5,523             1,937
    Payroll Tax                                    10,630             7,559
    Car Lease                                       8,973             8,745
    Rent                                           18,409            16,533
    Telephone General                               3,332             3,350
                                         ----------------- -----------------
 Total GENERAL & ADMINISTRATIVE                   264,913           191,411

 Total NET OPERATING INCOME (LOSS)               (113,325)          (15,027)

 OTHER (INCOME) AND EXPENSES
    Interest Income                                (1,779)           (2,348)
    Interest Expense                                3,082             2,625
    Depreciation Expense                              263               393
    Amort of Organization Expense                     711             5,486
                                         ----------------- -----------------
 Total OTHER (INCOME) AND EXPENSES                  2,277             6,156
                                         ----------------- -----------------
 NET INCOME (LOSS) BEFORE TAX                    (115,602)          (21,183)

 INCOME TAXES
    Corp. Business Tax                              1,566               175
                                         ----------------- -----------------
 INCOME TAXES                                       1,566               175
                                         ----------------- -----------------
 NET INCOME (LOSS)                               (117,168)          (21,358)
                                         ================= =================
LOSS PER COMMON SHARE                              (0.014)           (0.006)
                                         ================= =================
WEIGHTED AVERAGE OF
   COMMON SHARES OUTSTANDING                    8,272,900         3,519,267
                                         ================= =================

            UNAUDITED

                            Medi-Hut Company, Inc.
                             Cash Flows Statement
                                July 31, 1999

Description                                                         Amount
-------------------------------------                           -------------
Net Loss for the period 11/1/98-7/31/99                         $   (117,168)

Adjustments to Reconcile Net Loss
   to Net Cash Provided by Operating Activities -

Depreciation & Amortization                                              974

Decrease/(Increase) in Assets
Accounts Receivable                                                   39,309
Inventory                                                            (43,729)
Prepaid Expenses                                                        (665)
Prepaid Consulting -                                                  (4,709)

Increase/(Decrease) in Liabilities
Accounts Payable                                                       4,964
Payroll Taxes Payable                                                    342
                                                                -------------
Net Cash Provided by Operating Activities                           (120,682)

Cash Flows from Investing Activities -

Purchases of patent and licensing costs                                 (300)
                                                                -------------
Net Cash Provided by Investing Activities                               (300)

Cash Flows from Financing Activities -

Proceeds from line of credit                                             456
Issuance of warrants for consulting fees                              23,500
                                                                -------------
Net Cash Provided by Financing Activities                             23,956
                                                                -------------

Net Decrease in Cash                                                 (97,026)

Cash at Beginning of Period                                          167,920
                                                                -------------
Cash at End of Period                                           $     70,894
                                                                =============

UNAUDITED

                            Medi-Hut Company, Inc.
                             Cash Flows Statement
                                July 31, 1998



Description                                                      Amount
------------------------------------                          ------------
Net Loss for the period 11/1/97-7/31/98                       $   (21,358)

Adjustments to Reconcile Net Loss
   to Net Cash Provided by Operating Activities -

Depreciation & Amortization                                         5,879

Decrease/(Increase) in Assets
Accounts Receivable                                              (125,294)
Inventory                                                         (64,410)
Prepaid Expenses                                                      549
Prepaid Consulting -                                              (29,458)

Increase/(Decrease) in Liabilities
Accounts Payable                                                   12,621
Sales Tax Payable                                                     709
Profit Sharing Plan Payable                                       (28,628)
Payroll Taxes Payable                                                   0
                                                              ------------
Net Cash Provided by Operating Activities                        (249,390)

Cash Flows from Investing Activities -

Cash paid for lease                                                (2,900)
Purchases of capitalized cost reduction                            (2,109)
                                                              ------------
Net Cash Provided by Investing Activities                          (5,009)

Cash Flows from Financing Activities -

Proceeds from line of credit                                       10,001
Proceeds from sale of common stock                                338,390
                                                              ------------
Net Cash Provided by Financing Activities                         348,391
                                                              ------------
Net Decrease in Cash                                               93,992

Cash at Beginning of Period                                       116,144
                                                              ------------
Cash at End of Period                                         $   210,136
                                                              ============


UNAUDITED
                              Medi-Hut Co., Inc.
                 Notes to the Condensed Financial Statements
                            July 31, 1999 and 1998




BASIS OF PRESENTATION

    The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended July 31, 1999 and 1998 are not necessarily indicative of the results that may be expected for the years ended October 31, 1999 and 1998, respectively.


NOTES PAYABLE

    The Company has in place a $ 50,000 working capital line of credit under which the bank has agreed to make loans at 2% above the prime interest rate. As of July 31, 1999 and 1998 there was $ 39,651 and $ 47,696 outstanding, respectively.


SUBSEQUENT EVENT

    Pursuant to Rule 504 of Regulation D, an aggregate of 2,200,000 common shares were issued for $ 1,000,000 on August 4, 1999.


EARNINGS (LOSS) PER COMMON SHARE

    Earnings (loss) per common share, in accordance with the provisions of Financial Accounting Standards Board No. 128, "Earnings per Share", is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Common stock equivalents (warrants) have not been included in this computation since the effect would be anti-dilutive.

                              Medi-Hut Co., Inc.
                 Notes to the Condensed Financial Statements
                            July 31, 1999 and 1998

Continued -

COMMON STOCK DIVIDENDS

    Common stock dividends amounting to $ 603,650 during 1998 were recognized as to the difference between the average high/low market price and issue price of the 527,000 common shares issued in accordance with the private placement memorandum.

                            Medi-Hut Company, Inc.

                             Financial Statements

                     October 31, 1998 (Restated) and 1997

                            Medi-Hut Company, Inc.
                      Index to the Financial Statements
                     October 31, 1998 (Restated) and 1997


                                                                      Page

Independent Auditors' Report on the Financial Statements................1

Financial Statements

    Balance Sheets......................................................2

    Statements of Operations............................................3

    Statement of Stockholders' Equity...................................4

    Statements of Cash Flows............................................5

    Notes to the Financial Statements... ...............................6-11

    Independent Auditors' Report on the Additional Information..........12

Additional Information

     Schedules of Selling, General and Administrative Expenses..........13

                                Rosenberg Rich
                                 Baker Berman
                                  & Company
                              _________________
                        a Professional Association of
                         CERTIFIED PUBLIC ACCOUNTANTS
         380 Foothill Road * PO Box 6483 * Bridgewater, NJ 08807-0483
                   Phone: 908-231-1000 * Fax: 908-231-6894



                         Independent Auditors' Report



To the Board of Directors and Stockholders of Medi-Hut Company, Inc.



We have audited the balance sheets of Medi-Hut Company, Inc. as of October 31, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medi-Hut Company, Inc. as of October 31, 1998 and 1997, and the results of their operations, and cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in Note - 14 to the financial statements, the Company revised its valuation of the stock issued in accordance with its private placement memorandum and the warrants issued and, accordingly, the October 31, 1998 financial statements have been restated to reflect the revised valuations.

/s/Rosenberg, Rich, Baker, Berman & Company

Bridgewater, New Jersey
November 23, 1998, except for Note 14 which is dated February 29, 2000.

                            Medi-Hut Company, Inc.
                                Balance Sheets

                                                            October 31,
                                                     ------------------------
                                                         1998         1997
                                                     ------------ ------------
                                                      (Restated)
     Assets

Current Assets
  Cash                                               $   167,920  $   116,144
  Accounts receivable                                    204,881       46,976
  Inventory                                               38,739       24,558
  Prepaid expenses                                         4,508        1,407
  Prepaid consulting expense - current                    16,833            -
                                                     ------------ ------------
      Total Current Assets                               432,881      189,085
                                                     ------------ ------------
Machinery and Equipment                                   27,316       27,316
Less:  Accumulated Depreciation                          (27,053)     (26,528)
                                                     ------------ ------------

     Net Machinery and Equipment                             263          788

Capitalized Cost Reduction, net of accumulated
 amortization of $3,216 and $1,815, respectively           1,580        1,085

Patent and Licensing Costs, net of accumulated
  amortization of $4,724 and $3,114, respectively         27,477       29,087
                                                     ------------ ------------
      Total Assets                                       462,201      220,045
                                                     ============ ============
      Liabilities and Stockholders' Equity

Current Liabilities

  Accounts payable and accrued expenses                   44,311       67,420
  Lines of credit                                         39,195       37,695
  Profit sharing plan payable                                  -       28,628
                                                     ------------ ------------
      Total Current Liabilities                           83,506      133,743
                                                     ------------ ------------
Stockholders' Equity

  Common stock                                             8,273        1,000
  Additional paid-in capital                             934,767            -
  Retained earnings (deficit)                           (564,345)      85,302
                                                     ------------ ------------
      Total Stockholders' Equity                         378,695       86,302
                                                     ------------ ------------
      Total Liabilities and Stockholders' Equity     $   462,201  $   220,045
                                                     ============ ============

See notes to the financial statements.

                            Medi-Hut Company, Inc.
                           Statements of Operations

                                                      Year Ended October 31,
                                                     ------------------------
                                                         1998         1997
                                                     ------------ ------------
                                                      (Restated)

Net Sales                                            $   779,537  $ 1,165,565
                                                     ------------ ------------
Cost of Goods Sold

   Beginning inventory                                    24,558       35,400
   Net Purchases                                         554,539      755,887
   Custom fees/freight                                    11,815       51,844
   Cost of Goods Available for Sale                      590,912      843,131
                                                     ------------ ------------
Less:  Ending Inventory                                   38,739       24,558

      Cost of Goods Sold                                 552,173      818,573
                                                     ------------ ------------
Gross Profit                                             227,364      346,992

Selling, General and Administrative Expenses             271,162      333,875
                                                     ------------ ------------
Income (Loss) from Operations                            (43,798)      13,117
                                                     ------------ ------------
Other Income (Expense)

   Interest income                                         2,126        1,328
   Interest expense                                       (4,000)      (4,205)
                                                     ------------ ------------
Total Other Income (Expense)                              (1,874)      (2,877)
                                                     ------------ ------------
Income (Loss) Before Provision for Income Taxes          (45,672)      10,240
Provision for Income Taxes                                   325        3,650
                                                     ------------ ------------
Net Income (Loss)                                    $   (45,997) $     6,590
                                                     ============ ============
Earnings (Loss) per Common Share                     $     (.008) $     65.92
                                                     ============ ============
Weighted Average of Common Shares Outstanding          5,953,263          100
                                                     ============ ============
Supplemental Earnings (Loss) per Common Share                     $     0.004
                                                                  ============
Supplemental Weighted Average of Common Shares
 Outstanding                                                        1,699,549
                                                                  ============


See notes to the financial statements.

                            Medi-Hut Company, Inc.
                      Statement of Stockholders' Equity
               Period from November 1, 1996 to October 31, 1998


                                                        Common Stock
                                                        (No Par Value
                                           Common       Prior to Re-
                                           Shares       capitalization)   Paid In   Retained
                                           Issued       ($.001 Par Value) Capital   Earnings   Total
                                           ------------ ----------------- --------- ---------- ----------

Balances, October 31, 1996                         100  $          1,000  $      -  $  78,710  $  79,710

Net Income, Year Ended October 31, 1997              -                 -         -      6,592      6,592
                                           ------------ ----------------- --------- ---------- ----------
Balances, October 31, 1997                         100             1,000         -     85,302     86,302

Recapitalization of Medi-Hut Company, Inc.:

 Exchange of all common shares with Indwest       (100)           (1,000)    1,000          -          -
 Outstanding common shares of Indwest prior
   to exchange                               1,699,549             1,700    (1,700)         -          -
 Issuance of common shares prior to
   exchange with Medi-Hut                    1,751,251             1,751    31,582          -     33,333
 Exchange of Indwest common shares for all
   common shares of Medi-Hut                 4,099,000             4,099    (4,099)         -          -
 Issuance of common shares                     196,000               196    84,304          -     84,500
 Acquisition costs related to above                  -                 -  (122,443)         -   (122,443)

Issuance of Common Shares Pursuant to a
 Private Placement Memorandum (Note 9)
 (Restated - Note 14):
 Shares Issued at discounted market value       27,000                27    93,123          -     93,150
 Dividend related to the difference between
  the issue price and discounted market value        -                 -         -    (25,650)   (25,650)
 Shares issued at discounted market value      500,000               500   802,500          -    803,000
 Dividend related to the difference between
  the issuance price and discounted market
  value                                              -                 -         -   (578,000)  (578,000)

Issuance of Warrants for Services
 Provided (Restated)                                 -                 -    50,500          -     50,500

Net (Loss) Year Ended October 31, 1998
  (Restated)                                         -                 -         -    (45,997)   (45,997)
                                           ------------ ----------------- --------- ---------- ----------
Balances, October 31, 1998 (Restated)        8,272,800  $          8,273  $934,767  $(564,345) $ 378,695
                                           ============ ================= ========= ========== ==========


See notes to the financial statements.


                             Medi-Hut Company, Inc.
                            Statements of Cash Flows

                                                                        Year Ended October 31,
                                                                     --------------------------
                                                                          1998         1997
                                                                     ------------ -------------
                                                                      (Restated)
Cash Flows From Operating Activities
Net Income (Loss)                                                    $   (45,997) $      6,592
Adjustments to Reconcile Net Income (Loss) to Net Cash
 Provided (Used) by Operating Activities:
   Depreciation and amortization                                           3,536         3,589
   Deferred income taxes                                                       -         3,500
   Amortization of prepaid consulting expense                             33,667             -
Decrease (Increase) in Assets
   Accounts receivable                                                  (157,905)       19,334
   Inventory                                                             (14,181)       10,842
   Prepaid expenses                                                       (3,101)         (757)
Increase (Decrease) in Liabilities
   Accounts payable and accrued expenses                                 (23,109)      (14,183)
   Profit sharing plan payable                                           (28,628)       (2,753)
                                                                     ------------ -------------
      Net Cash Provided (Used) by Operating Activities                  (235,718)       26,164
                                                                     ------------ -------------
Cash Flows From Investing Activities

   Purchases of patent and licensing costs                                     -          (975)
   Purchase of capitalized cost reduction                                 (1,896)            -
                                                                     ------------ -------------
      Net Cash (Used) by Investing Activities                             (1,896)         (975)
                                                                     ------------ -------------
Cash Flows From Financing Activities

   Proceeds from sale of common stock                                    287,890             -
   Proceeds from lines of credit                                          10,000        50,000
   Repayment of lines of credit                                           (8,500)      (12,305)
                                                                     ------------ -------------
       Net Cash Provided by Financing Activities                         289,390        37,695
                                                                     ------------ -------------
Net Increase in Cash                                                      51,776        62,884
Cash at Beginning of Period                                              116,144        53,260
                                                                     ------------ -------------
Cash at End of Period                                                $   167,920  $    116,144
                                                                     ============ =============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash Paid During the Period for:
   Interest                                                          $     4,000  $      3,855
                                                                     ============ =============
   Income taxes                                                      $       325  $        150
                                                                     ============ =============
SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES
  Common stock purchase warrants were issued by the Company during 1998 for consulting services received amounting to $50,500.

  Common stock dividends amounting to $603,650 during 1998 were recognized as to the difference between the average high/low market price and issue price of the 527,000 common shares issued in accordance with the private placement memorandum (Note 9).

See notes to the financial statements.

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Medi-Hut Company, Inc. ("Medi-Hut" or "the Company"), a company in the business of selling wholesale medical supplies, was originally incorporated in the State of New Jersey on November 22, 1982. On January 28, 1998, the Company entered into an Agreement and Plan of Reorganization (APR) with a public company Indwest, Inc. (Indwest), a Utah company incorporated on August 20, 1981 (formerly known as Gibraltor Energy, Gibraltor Group, Computermall of Philadelphia, Inc. and Steering Control Systems, Inc.). Pursuant to the APR, Medi-Hut's shareholders exchanged 100% of their common shares for 4,295,000 newly issued shares of Indwest on March 3, 1998.

For accounting purposes, the acquisition has been treated as an acquisition of Indwest by Medi-Hut and a recapitalization of Medi-Hut. The historical financial statements prior to January 28, 1998 are those of Medi-Hut. Pro-forma information is not presented since the combination is considered a recapitalization. Subsequent to the exchange, Medi-Hut merged with Indwest whereby Medi-Hut ceased to exist and Indwest, the surviving corporation, changed its name to Medi-Hut Company, Inc. On February 2, 1998, Medi-Hut Company, Inc. changed its state of domicile from Utah to Delaware. The surviving corporation's operations are entirely those of the former and new Medi-Hut.

Accounts Receivable

No reserve for doubtful accounts has been established since management believes that all accounts receivable are collectible in full.

Inventory

Inventory is stated at the lower of cost (determined on a first-in, first-out basis) or market. Market values represent the lower of replacement cost or estimated net realizable value.

Depreciation

Machinery and equipment are stated at cost. Depreciation is computed using the straight line method for financial reporting purposes which amounted to $526 for the years ended October 31, 1998 and 1997. The estimated useful lives of the machinery and equipment assets for financial statement purposes are five years. For income tax purposes, recovery of capital costs for machinery and equipment is made using accelerated methods over the asset's class life. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Amortization

The capitalized cost reduction on the auto lease is being amortized over the life of the lease (24 months). Total amortization for the years ended October 31, 1998 and 1997 was $1,400 and $1,452, respectively.

Research and Development

The only research and development costs incurred relate to patent and licensing costs which are being amortized over their remaining useful lives of 20 years on a straight line basis beginning on the patent application date of September 11, 1995. The patent was approved on October 8, 1996. Total amortization for the year ended October 31, 1998 and 1997 was $1,610 each year.

Earnings (Loss) Per Common Share

Earnings (loss) per common share, in accordance with the provisions of Financial Accounting Standards Board No. 128, "Earnings Per Share", is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period which are those of the former Medi-Hut for years ended October 31, 1998 and 1997, respectively. Common stock equivalents (warrants) have not been included in this computation since the effect would be anti-dilutive.

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Supplemental Earnings (Loss) Per Common Share

The supplemental earnings (loss) per common share gives effect to the APR as if the transaction had occurred on November 1, 1996. Accordingly, the weighted average number of shares of common stock outstanding during the period in computing supplemental earnings (loss) per common share are those of Indwest for the year ended October 31, 1997.

Revenue Recognition

Revenue from product sales is recognized at the time of shipment provided that the resulting receivable is deemed probable of collection.

Income Taxes

In accordance with the provisions of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109"), deferred taxes are recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to realized. The Company incurred net operating losses for financial-reporting and tax-reporting purposes. Accordingly, the deferred tax asset has been offset entirely by a valuation allowance against the related deferred tax asset for the year ended October 31, 1998 and October 31, 1997.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Issued for Services

The Company accounts for common stock and common stock purchase warrants issued for services by reference to the fair market value of the Company's stock on the date of stock issuance or warrant grant in accordance with Financial Accounting Standards Board No. 123 "Accounting for Stock-Based Compensation. (FASB 123)" Compensation/consultant expense is recorded for the fair market value of the stock and warrants issued.

NOTE 2 - CONCENTRATIONS OF CREDIT AND BUSINESS RISK

The Company maintains cash balances in a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000 per account, of which the Company's accounts may, at times, exceed the federally insured limits.

The Company provides credit in the normal course of business to customers located primarily in the northeastern portion of the U.S. The Company performs ongoing credit evaluations of its customers.

NOTE 3 - INVENTORY

Inventory consists of purchased finished goods which totaled $38,739 and $24,558 at October 31, 1998 and October 31, 1997, respectively.

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements


NOTE 4 - LINES OF CREDIT

On October 10, 1997, the Company obtained a $150,000 revolving line of credit under which the bank has agreed to make loans at 3% above the prime interest rate. The line expired on October 10, 1998 but was renewed until October 10, 1999 and may be used to support and finance the Company's commercial foreign letters of credit. As of October 31, 1998 and October 31, 1997, there were $0 outstanding on this line of credit.

At October 31, 1998 and 1997, the Company had a $0 open letters of credit.

Also on October 10, 1997, the Company obtained a $50,000 working capital line of credit under which the bank has agreed to make loans at 2% above the prime interest rate. The line expired on August 30, 1998, but was renewed until August 30, 1999. As of October 31, 1998 and October 31, 1997, there was $39,195 and $37,695 outstanding on this line of credit, respectively.

Both lines of credit are secured by all of the Company's assets and personal guarantees of the Company's officers.

NOTE 5 - COMMON STOCK

At October 31, 1998: voting, $.001 par value; 100,000,000 shares authorized; 8,272,800 shares issued and outstanding.

At October 31, 1997: voting, no par value; 100 shares authorized, issued and outstanding.

NOTE 6 - OPERATING LEASE COMMITMENTS

The Company leases certain office and warehouse space (90 days cancelable) and an automobile under operating leases.

The following is a schedule of future minimum rental payments (exclusive of common area charges) required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of October 31, 1998.


       Year Ending October 31,
           1999                         $    25,323
           2000                              10,757
                                        -----------
      Total minimum payments required   $    36,080
                                        ===========

Rent expense for the years ended October 31, 1998 and 1997 amounted to $22,639 and $26,661, respectively.

The office and warehouse lease contain provisions for contingent rental payments based upon increases in taxes, insurance and common area maintenance expense.

NOTE 7 - PROFIT SHARING PLAN

The Company sponsored a qualified profit sharing plan (the plan) effective October 31, 1993 which set forth certain requirements for eligibility, vesting and contributions for all full time employees. Contributions to the plan were discretionary and determined annually by management. The plan was terminated in February 1998. The profit sharing plan expense for the years ended October 31, 1998 and 1997 was $0 and $28,678, respectively.

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

NOTE 8 - WARRANTS

Pursuant to a one year consulting agreement beginning on March 2, 1998 for public relations services, the Company issued common stock purchase warrants as follows:
                                          Exercise Term
               No. of   Price Per   --------------------------   Vesting
Date of Grant  Shares   Share       Start          Expiration    Rights
-------------- -------  ---------   -------------  ------------- -----------
March 2, 1998  50,000   $   3.00    March 2, 1998  March 2, 2001  Upon Issue
March 2, 1998  50,000       3.50    March 2, 1998  March 2, 2001  Upon Issue
March 2, 1998  50,000       4.00    March 2, 1998  March 2, 2001  Upon Issue
March 2, 1998  50,000       5.00    March 2, 1998  March 2, 2001  Upon Issue

Consultant expense of $33,667 and $0 for the years ended October 31, 1998 and 1997, respectively, has been recorded in accordance with FASB 123 as a part of selling, general and administrative expenses (see Note 14). The fair value of each warrant issued is estimated on the grant date using the black scholes pricing model with the following weighted-average assumptions used for grants for the years ended October 31, 1998 and 1997; dividend yield of 0%, risk-free interest of 5%, and expected lives of 3 years for the warrants.

At October 31, 1998 and 1997, there were 200,000 and 0 shares eligible for exercise, respectively, at prices ranging from $3.00 to $5.00 per share. The weighted average remaining contractual life of the warrants is 3 years and 0 years, respectively, for the years ended October 31, 1998 and 1997. The weighted average exercise price of the warrants is $3.88 and $0, respectively, for the years ended October 31, 1998 and 1997.

NOTE 9 - PRIVATE PLACEMENT MEMORANDUM

The Company, beginning on March 16, 1998 and lasting up to September 16, 1998, issued a Private Placement Memorandum (PPM) which complied with the offering exemptions from registration and qualification under the Securities Act of 1933 and applicable state securities law. Additional capital has been raised for $67,500 as 27,000 common shares were issued as a result of this PPM as well as $225,000 (500,000 common shares at $.50 per share less a 10% commission) through October 31, 1998.

NOTE 10 - MAJOR CUSTOMERS

For the years ended October 31, 1998 and 1997, the Company had three and one major customers, respectively, sales to which represented approximately 80%($620,361) and 50% ($549,157), respectively, of the Company's revenues. The Company had accounts receivable balances due from these customers of $126,345 and $20,749 at October 31, 1998 and October 31, 1997, respectively. The loss of these customers would have a materially adverse effect on the Company.

The following indicates the revenues from each of the major customers:

                                           Year Ended October 31,
                                           -----------------------
                                               1998        1997
                                           ----------- -----------
Major Customer #1                          $  357,598  $  549,157
Major Customer #2                             155,546           -
Major Customer #3                             107,217           -
                                           ----------- -----------
                                           $  620,361  $  549,157
                                           =========== ===========
NOTE 11 - RELATED PARTY TRANSACTIONS

Accounting services of $6,260 and $6,550 for years ended October 31, 1998 and 1997, respectively, were provided by a firm of which certain individuals in that firm are shareholders/directors of the Company. The amounts are included in acquisition costs ($2,660) and accounting and legal ($3,600) in 1998 and entirely to accounting and legal ($6,550) in 1997.

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

NOTE 12 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash, Accounts Receivable, Accounts Payable and Lines of Credit
The carrying amount approximates fair value because of the short maturity of these instruments.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

NOTE 13 - INCOME TAXES

The income tax provision (benefit) is comprised of the following:

                                        Federal     State     Total
                                        ---------- ---------- ----------
   Year Ended October 31, 1998
     Current                            $       -  $     325  $     325
     Deferred                                   -         -          -
                                        ---------- ---------- ----------
                                        $       -  $     325  $     325
                                        ========== ========== ==========
   Year Ended October 31, 1997
     Current                            $       -  $     150  $     150
     Deferred                               2,180      1,320      3,500
                                        ---------- ---------- ----------
                                        $   2,180  $   1,470  $   3,650
                                        ========== ========== ==========


Deferred taxes recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate entirely to net operating loss carryforwards for both Federal and State income tax purposes.

The Company has available net operating loss carryforwards at October 31, 1998, which may be used to reduce Federal taxable income and tax liabilities in future years, approximating $32,000 which begin to expire October 31, 2012 and are subject to certain annual limitations.

The differences between income tax provision (benefit) in the financial statements and the tax expense (benefit) computed at the U.S. Federal Statutory rate are as follows:

                                                      October 31,
                                                  1998            1997
                                               ------------ ------------
     Tax provision (benefit)                          (15)%         35 %
     Valuation reserve                                 15 %        (35)%
                                               ------------ ------------
     Effective tax rate                                 -            -
                                               ============ ============
The Company's total deferred tax asset and valuation allowance at October 31, 1998 is as follows:


                                                       October 31,
                                                  1998             1997
                                               ------------- ------------
    Total deferred tax asset                   $      3,000  $     3,000
    Less valuation allowance                         (3,000)      (3,000)
                                               ------------- ------------
    Net deferred tax asset                     $         -   $         -
                                               ============= ============


The change in the valuation allowance amounted to $0 for the years ended October 31, 1998 and 1997, respectively.

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

NOTE 14 - RESTATEMENT

The Company revised its valuation of the warrants (Note 8) issued on March 2, 1998. The warrants pertain to a one year consulting agreement with a firm providing public relation services in lieu of cash beginning on March 2, 1998. Accordingly, the financial statements for the year ended October 31, 1998 have been restated to reflect a portion of the $50,500 valuation as consultant expense ($33,667) with the remainder set up for the subsequent period as a prepaid asset ($16,833).

The Company has also revised the number of shares that were issued pursuant to a private placement memorandum (Note 9) from 250,000 to 500,000. This increase resulted from a drop in market price from the agreement date to the delivery date of the shares. The effects of this restatement is a $500 increase to common stock with a corresponding decrease of $500 to Additional Paid-in Capital. The weighted average of common shares outstanding also increased 103,425 shares due to this restatement.

The Company has also revised the amount by which the 27,000 and 500,000 common share issuance pursuant to the private placement memorandum (Note 9) were presented in the accompanying financial statements for the year ended October 31, 1998. Initially, these issuances were reflected at their issuance price. The revised amounts reflect the share issuances at the average high/low market price of the common shares on the date of issuance (less a modest discount for restrictions, lack of marketability and other factors). The difference between the average high/low market price and the issue price has been reflected as a common stock dividend (i.e. reduction to Retained Earnings).

                          Rosenberg Rich
                           Baker Berman
                            & Company
                        _________________
                  a Professional Association of
                   CERTIFIED PUBLIC ACCOUNTANTS
   380 Foothill Road * PO Box 6483 * Bridgewater, NJ 08807-0483
             Phone: 908-231-1000 * Fax: 908-231-6894

    Independent Auditors' Report on the Additional Information


To the Board of Directors and Stockholders of Medi-Hut Company, Inc.



Our report on the basic financial statements of Medi-Hut Company, Inc. as of October 31, 1998 and 1997 appears on page 1. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Rosenberg, Rich, Baker, Berman & Company

Bridgewater, New Jersey
November 23, 1998, except for Note 14 which is dated February 29, 2000

                      Medi-Hut Company, Inc.
    Schedules of Selling, General and Administrative Expenses

                                                           Year Ended
                                                           October 31,
                                                        1998        1997
                                                     ------------ -----------
Officers' salaries                                   $   122,520  $  180,100
Warehouse salaries                                        12,700      10,750
Selling supplies                                           1,294       1,097
Delivery expense                                           3,177       2,173
Advertising                                                    -         422
Business promotion                                           880         200
License and permits                                          860         544
General insurance                                         17,743      18,975
Payroll taxes                                             11,258      14,916
Rent                                                      22,639      26,661
Office supplies and expense                                2,523         841
Postage                                                      370         384
Accounting and legal                                       3,600       6,550
Consultant expense                                        33,667           -
Profit sharing plan expense                                    -      28,678
Bank charges                                                  69         450
Repairs and maintenance                                      327         251
Utilities                                                  2,240       2,300
Depreciation                                                 526         526
Employee welfare                                          13,122      12,614
Amortization                                               3,010       3,063
Garbage removal                                            1,137       1,189
Auto expense                                              11,736      12,352
Annual report                                                 40          80
Contributions                                                 13         130
Outside services                                              82         777
Travel and entertainment                                   1,189       2,951
Telephone                                                  4,440       4,782
Miscellaneous taxes                                            -         117
                                                     ------------ -----------
                                                     $   271,162  $  333,873
                                                     ============ ===========